UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NORD RESOURCES CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
655555100
(CUSIP Number)
October 3, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 8

SCHEDULE 13G

CUSIP No.	655555100	Page	2	of	10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) LOUIS M. BACON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		4,926,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,926,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,926,000

10	CHECK ☐ IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.27%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; IA

SCHEDULE 13G

CUSIP No.	655555100	Page	3	of	10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) MOORE CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	NEW YORK

	5	SOLE VOTING POWER

NUMBER OF		4,926,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,926,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,926,000

10	CHECK ☐ IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.27%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO; IA

CUSIP No.: 655555100	Page 4 of 10 Pages
Item 1(a) Name of Issuer:
     Nord Resources Corporation (the “Issuer”)
Item 1(b) Address of the Issuer’s Principal Executive Offices:
1 West Wetmore Road, Suite 203
Tucson, AZ 85705
Item 2(a) Name of Person Filing:
     This statement is being filed (1) by Louis M. Bacon (“Mr. Bacon”), a United States citizen, in his capacity as chairman, chief executive officer and director of Moore Capital Management, LLC, a New York limited liability company (“MCM”), and (2) by MCM. MCM serves as discretionary investment manager to an exempted limited partnership organized under the laws of the Commonwealth of the Bahamas (the “Fund”). This statement relates to Shares (as defined below) held for the account of the Fund. Each of Mr. Bacon and MCM, in the capacities set forth above, may be deemed to be the beneficial owner of Shares held for the account of the Fund.
Item 2(b) Address of Principal Business Office or, if None, Residence:
     The principal business office of each of Mr. Bacon and MCM is located at 1251 Avenue of the Americas, New York, New York 10020.
Item 2(c) Citizenship:
i)	Mr. Bacon is a United States citizen; and

ii)	MCM is a New York limited liability company.
Item 2(d) Title of Class of Securities:
     Common Stock, par value $0.01 per share (the “Shares”).
Item 2(e) CUSIP Number:
     655555100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
     This Item 3 is not applicable.
Item 4. Ownership:
Item 4(a) Amount Beneficially Owned:
     As of the date hereof, each of Mr. Bacon and MCM may be deemed to be the beneficial owner of the 4,926,000 Shares held for the account of the Fund. This number consists of: (i) 3,284,000 Shares issuable upon the exercise of 3,284,000 special warrants held for the benefit of the Fund (the

CUSIP No.: 655555100	Page 5 of 10 Pages
     “Special Warrants”) and (ii) 1,642,000 Shares issuable upon the exercise of 1,642,000 warrants issuable upon the exercise of the Special Warrants.
Item 4(b) Percent of Class:
     As of the date hereof the number of Shares of which each of Mr. Bacon and MCM may be deemed to be the beneficial owner constitutes approximately 12.27% of the total number of Shares outstanding.
Item 4(c) Number of shares as to which such person has:
Mr. Bacon

(i)	Sole power to vote or direct the vote:	4,926,000

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	4,926,000

(iv)	Shared power to dispose or to direct the disposition of	0
MCM

(i)	Sole power to vote or direct the vote:	4,926,000

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	4,926,000

(iv)	Shared power to dispose or to direct the disposition of	0
Item 5. Ownership of Five Percent or Less of a Class:
     This Item 5 is not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
     The partners of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Fund in accordance with their respective ownership interests in the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
     This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group:
     This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group:
     This Item 9 is not applicable.

CUSIP No.: 655555100	Page 6 of 10 Pages
Item 10. Certification:
     By signing below, each of Mr. Bacon and MCM certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 655555100	Page 7 of 10 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 12, 2007

LOUIS M. BACON
By:	/s/ James E. Kaye
	Name:	James E. Kaye
	Title:	Attorney-in-Fact

MOORE CAPITAL MANAGEMENT, LLC
By:	/s/ James E. Kaye
	Name:	James E. Kaye
	Title:	Vice President

CUSIP No.: 655555100	Page 8 of 10 Pages
EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of October 12, 2007, by and between Louis M. Bacon and Moore Capital Management, LLC	9

B.	Power of Attorney, dated as of July 5, 2007, granted by Louis M. Bacon in favor James E. Kaye and Anthony J. DeLuca	10